Michael Page
INTERNATIONAL

Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386

26 November 2002

File No. 82-5162

02060252

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholders notification – Barclays Global Investors
2. Substantial shareholders notification – Harris Associates
3. Substantial shareholders notification – Prudential plc
4. Purchase of own shares – 250,000
5. Purchase of own shares – 650,000
6. Purchase of own shares – 100,000
7. Purchase of own shares – 1,800,000
8. Purchase of own shares – 5,487,201
9. Notification of interests
10. Third quarter trading update
11. Forms 122 and 169 relating to share buybacks to date.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

dlw 12/19

Direct Line 01753 849338
jeremytatham@michaelpage.com

02 DEC -3 ...

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:38 29 Oct 2002
Number	0757D

RNS Number:0757D
Michael Page International PLC
29 October 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS GLOBAL INVESTORS AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

13,596,144

6) (3.739%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

24/10/02

11) Date company informed

29/10/02

12) Total holding following this notification

13,596,144

13) Total percentage holding of issued class following this notification

3.739%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM 01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 29TH OCTOBER 2002................

REGISTERED HOLDERS REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 24 October 2002 Barclays PLC, through the registered holders listed below, had a notifiable interest in 13596144 ORD GBP0.01 representing 3.73% of the issued share capital of 371100000 units.

Registered Holder	Account Designation	Holding
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	4,148,026
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	95,061
BARCLAYS CAPITAL NOMINEES LIMI		2,105
BLEQPTUKQ-16341-CHASE MANHATTA	BLEQPTUK	342,339
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	205,265
JPMorgan Chase Bank	BTGF011E	13,841
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	85,864
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	40,956
CHASE MANHATTAN BANK	527191	2,854,300
UBS Limited	583996	357,749
JPMORGAN CHASE BANK	540186	77,533
NORTHERN TRUST BANK-BGI SEPA	584069	113,966
NORTHERN TRUST BANK-BGI SEPA	581610	183,456
INVESTORS BANK AND TRUST CO.	588888	4,410
BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	164,363
BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	135,929
CHASE MANHATTAN BANK	536747	320,883
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	4,263,243
CHASE MANHATTAN BANK	552942	187,055
	TOTAL	13,596,144

LEGAL ENTITY REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 24 October 2002 Barclays PLC, through the legal entities listed below, had a notifiable interest in 13596144 ORD GBP0.01 representing 3.73% of the issued share capital of 371100000 units.

Legal Entity	Holding	Percentage Held
Barclays Global Investors Limited	8,711,595	2.3955
Barclays Global Investors N.A.	4,099,352	1.1272
Barclays Life Assurance Company Limited	769,251	0.2115
Barclays Global Investors Japan		

Trust & Banking Company Limited	13,841	0.0038
Barclays Capital Securities Limited	2,105	0.0006
Group Holding	13,596,144	3.7386

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	11:41 18 Nov 2002
Number	9113D

RNS Number:9113D
Michael Page International PLC
18 November 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

800,000

6) (0.22%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

7/11/02

11) Date company informed

15/11/02

12) Total holding following this notification

44,824,900

13) Total percentage holding of issued class following this notification

12.33%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753 849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 15/11/2002 ....

LETTER TO: MICHAEL PAGE INTERNATIONAL PLC
LETTER DATED: November 12, 2002

We are writing to notify you pursuant to the Disclosure of Interests in Shares (Amendment) Regulations 1993 (SI 1993 No. 1819) of our interest in investment holdings in the ordinary share capital of Michael Page International plc. Following a purchase of 800,000 shares on November 7, 2002, accounts managed by Harris Associates L.P. became the beneficial owners of 44,824,900 shares of Michael Page. This represents 12.06% of the company and an increase of 1.09% from our last substantial shareholder filing dated October 3, 2002. The following is a breakdown as of November 7, 2002.

Account Name	Shares Owned	% of Company
Oakmark International Fund	23,609,600	6.49%
Oakmark Global Fund	3,840,000	1.06%
CDC Nvest Fund	474,500	0.13%
Asahi Global Fund	2,181,500	0.60%
Hillview International Fund	175,000	0.05%
Harris Int'l LP	4,997,200	1.37%
MetLife Concentrated Int'l	1,440,800	0.40%
CDC Oakmark Global Fund	288,400	0.08%
MMIF Overseas	729,800	0.20%
BMG Foundation	2,690,300	0.74%
Ohio PERS	358,900	0.10%
Schwab Int'l MarketMasters Fund	1,295,600	0.36%
Wake Forest	451,500	0.12%
Kauffman	1,360,500	0.37%
Raytheon Master Pension Trust	183,500	0.05%
Bolse Cascade	412,800	0.11%
AGF Harmony Fund	335,000	0.09%
	---------	-------
	44,824,900	12.33%

Percentages are based on 363,662,799 outstanding shares. All holdings of Michael Page International are for investment purposes only.

FROM: HARRIS ASSOCIATES L.P.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:04 15 Oct 2002
Number	5087C

RNS Number:5087C
Michael Page International PLC
15 October 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

PRUDENTIAL PLC AND CERTAIN OF ITS SUBSIDIARY COMPANIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A%) of issued Class

7) Number of shares/amount of stock disposed

726,746

8) (0.20%) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

14/10/02

11) Date company informed

15/10/02

12) Total holding following this notification

14,292,733

13) Total percentage holding of issued class following this notification

3.93%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753 849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...15 OCTOBER 2002

Letter to Michael Page International PLC

Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In confirmation, we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the schedule below.

For the purposes of S210 of the Act, the address for those companies identified in the schedule below is Laurence Pountney Hill London EC4R OHH.

Letter from M&G Investments

Notifiable Position Report for MICHAEL PAGE INTL ORD GBP0.01
as at 14 October 2002

Percentage holdings are calculated using an issued share capital of 363,662,799 ORD GBP 0.01 shares

	Registered Holder	Holding	%	
Prudential Plc		14,292,733	3.93	Total Notifiable Holding
	M&G (LOMBARD ST) NOMS FPE	54,532		
	MAGIM HSBC GIS NOM(UK) SALI	152,607		
	PRUCLT HSBC GIS NOM(UK) PAC AC	13,177,577		
	PRUCLT HSBC GIS NOM(UK) PPL AC	60,000		
	ROY NOMINEES 578079	165,088		
	ROY NOMS LTD 578052	94,446		
	ROY NOMS LTD 578141	189,428		
	ROY NOMS LTD 578192	399,055		
The Prudential Assurance Company Limited		13,390,184	3.68	
	MAGIM HSBC GIS NOM(UK) SALI	152,607		
	PRUCLT HSBC GIS NOM(UK) PAC AC	13,177,577		
	PRUCLT HSBC GIS NOM(UK) PPL AC	60,000		

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02 DEC -3 ...

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Company	Michael Page International PLC
TIDM	MPI
Headline	Purchase of Own Securities
Released	17:15 26 Sep 2002
Number	7249B

RNS Number:7249B
Michael Page International PLC
26 September 2002

Purchase of Own Shares

Michael Page International plc announces that on 26 September 2002 it has purchased for cancellation 250,000 of its ordinary shares at a price of £1.24085.

Enquiries:
Michael Page International

Terry Benson	Chief Executive	020 7269 2205
Stephen Puckett	Group Finance Director	020 7269 2205

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Company	Michael Page International PLC
TIDM	MPI
Headline	Purchase of Own Securities
Released	18:16 27 Sep 2002
Number	7981B

RNS Number:7981B
Michael Page International PLC
27 September 2002

MICHAEL PAGE INTERNATIONAL PLC

Purchase of Own Shares

Michael Page International plc announces that on 27 September 2002 it has purchased for cancellation 650,000 of its ordinary shares at an average price of £1.254978.

Enquiries:
Michael Page International

Terry Benson	Chief Executive	020 7269 2205
Stephen Puckett	Group Finance Director	020 7269 2205

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Company	Michael Page International PLC
TIDM	MPI
Headline	Purchase of Own Securities
Released	18:27 8 Oct 2002
Number	2417C

RNS Number:2417C
Michael Page International PLC
8 October 2002

Purchase of Own Shares

Michael Page International plc announces that on 8 October 2002 it has purchased for cancellation 100,000 of its ordinary shares at an average price of £1.045.

Enquiries:
Michael Page International

Terry Benson	Chief Executive	020 7269 2205
Stephen Puckett	Group Finance Director	020 7269 2205

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Company	Michael Page International PLC
TIDM	MPI
Headline	Purchase of Own Securities
Released	18:27 9 Oct 2002
Number	2936C

RNS Number:2936C
Michael Page International PLC
9 October 2002

Purchase of Own Shares

Michael Page International plc announces that on 9 October 2002 it has purchased for cancellation 1,800,000 of its ordinary shares at a price of £1.13.

Enquiries:
Michael Page International

Terry Benson	Chief Executive	020 7269 2205
Stephen Puckett	Group Finance Director	020 7269 2205

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Company	Michael Page International PLC
TIDM	MPI
Headline	Purchase of Own Securities
Released	17:38 10 Oct 2002
Number	3470C

RNS Number:3470C
Michael Page International PLC
10 October 2002

Purchase of Own Shares

Michael Page International plc announces that on 10 October 2002 it has purchased for cancellation 5,487,201 of its ordinary shares at a price of £1.10.

Enquiries:
Michael Page International

Terry Benson	Chief Executive	020 7269 2205
Stephen Puckett	Group Finance Director	020 7269 2205

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Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	13:50 29 Oct 2002
Number	0756D

RNS Number:0756D
Michael Page International PLC
29 October 2002

NOTIFICATION OF INTERESTS

The following dealings on 29 October 2002 by the Employee Benefit Trust established by the Company have been notified to the Company. The trust is a discretionary trust for the benefit of employees of Michael Page International plc.

The Employee Benefit Trust purchased 173,315 Michael Page International plc shares at an average price of £1.197667 per share for a total consideration of £209,029.75. The total holding following this notification is 28,690,868 broken down as follows:

22,976,582 shares held for the Restricted Share Scheme
5,714,286 shares held for options granted to employees on flotation

The Executive Directors are included as beneficiaries under the trust and are deemed to be interested in those and the dealings thereof for the purposes of Section 324 of the Companies Act 1985. Their increase and individual holdings following this notification are as follows:

	Increase	Total Holding
Terry Benson	41,884	5,552,673 shares
Stephen Burke	23,109	3,063,544 shares
Stephen Ingham	12,276	1,627,507 shares
Stephen Puckett	1,083	143,604 shares
Charles-Henri Dumon	23,109	3,063,544 shares

For and on behalf of Michael Page International plc.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Trading Update
Released	07:00 7 Oct 2002
Number	1157C

7 October 2002

Third Quarter Trading Update

Michael Page International plc ("MPI"), the professional recruitment consultancy, announces third quarter revenue (gross profit) of £47.8m (Q2 2002: £51.4m).

Commenting, Terry Benson, Chief Executive of Michael Page, said:

"Our third quarter revenue figure reflects a good performance against a background of weak business confidence and challenging market conditions. We have seen a slower than usual increase in business activity in the UK and Continental Europe following the summer break, but with continued tight control over costs, we remain in line to achieve our profit targets for the year, assuming no further material deterioration in market conditions."

Contacts:

Michael Page International plc

Terry Benson	Chief Executive	020 7269 2205
Stephen Puckett	Finance Director	020 7269 2205

Financial Dynamics

Richard Mountain/David Yates		020 7269 7291

[Ends]

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Riley £17,100

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	250,000	1,900,000	250,000
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	29/08/02	28/08/02	02/09/02
Maximum prices paid § for each share	1.43	1.43	1.38
Minimum prices paid § for each share	1.43	1.43	1.38

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£3,419,500
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£17,100

Signed [signature] Designation‡ Secretary Date 11/12/02

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any):

For official Use (02/00)
General Section

Post room

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Rila £4520

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

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Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

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To the Registrar of Companies (Address overleaf)

For official use | Company number: [illegible]

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	650,000		
Nominal value of each share	1p		
Date(s) on which the shares were delivered to the company	03/09/02		
Maximum prices paid § for each share	1.39		
Minimum prices paid § for each share	1.39		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 903,500
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 4,520

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 11/12/02

Presentor's name address and reference (if any) :

For official Use (02/00)
General Section | Post room

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COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

A/12 £6170

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To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* insert full name of company

*MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	250,000	650,000	100,000
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	26/09/02	27/09/02	08/10/02
Maximum prices paid § for each share	£1.24	£1.25	£1.045
Minimum prices paid § for each share	£1.24	£1.25	£1.045

The aggregate amount paid by the company for the shares to which this return relates was:	£1,233,524
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£6,170 —

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Secretary Date 11/12/02

Presentor's name address and reference (if any):

For official Use (02/00)
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COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

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£40455
ROS

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To the Registrar of Companies (Address overleaf)

For official use

Company number

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	1,800,000	5,487,201	
Nominal value of each share	1p	1p	
Date(s) on which the shares were delivered to the company	09/10/02	10/10/02	
Maximum prices paid § for each share	1.13	1.10	
Minimum prices paid § for each share	1.13	1.10	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,090,096
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 40,455

Signed [signature] Designation ‡ Secretary Date 23/10/02

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CHFP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

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For official use

Company number 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that:

FOLLOWING A CONTINUING STRATEGY OF SHARE BUYBACKS, ON 21 OCTOBER 2002, A FURTHER 7,337,201 ORDINARY SHARES OF 1p WERE CANCELLED. THE SHARES CANCELLED REPRESENT NON-ISSUED CAPITAL.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 23/10/..

Presentor's name address and reference (if any) :

For official Use (02/00)
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A774HFC8
A06 COMPANIES HOUSE 0750 25/10/02

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COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

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To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

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* MICHAEL PAGE INTERNATIONAL PLC

gives notice that:

FOLLOWING A CONTINUING STRATEGY OF SHARE BUYBACKS, ON 11 OCTOBER 2002, A FURTHER 900,000 ORDINARY SHARES OF 1p WERE CANCELLED.

THE SHARES CANCELLED REPRESENT NON-ISSUED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 1/11/2002

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CHFP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

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(Address overleaf)

For official use

Company number: 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that:

FOLLOWING A SERIES OF SHARE BUYBACKS, ON 10 SEPTEMBER 2002, 3,050,000 ORDINARY SHARES OF 1p WERE CANCELLED.

THE SHARES CANCELLED REPRESENT NON-ISSUED SHARE CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 1/11/02

Presentor's name address and reference (if any) :

For official Use (02/00)

General Section

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